Contact

www.linkedin.com/in/mikegeddes (LinkedIn)

Top Skills

Live Events
Business Development
Travel

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

Media Trainer

Honors-Awards

SOCAP 2016 Entrepreneur Scholarship
Hero Goody Award

Publications

Spirit of Soccer
How Soccer Can Be a Tool for Social Change
Spirit of Soccer in Zaatari Refugee Camp
Leveraging The Playing Field: How Soccer And New Business Models Can Promote Development And Peace
Soccer's Unique Social Power Is An Opportunity for Growth In The USA

Mike Geddes

Co-founder & Chief Purpose Officer @ Oakland Roots & Soul SC | Purpose-driven sports strategy
Oakland, California, United States

Summary

I'm a purpose-driven leader who has worked across continents, industries and organizations but with three central threads underpinning the work I have done and the decisions I have made:

* I'm driven to make an impact which is reflected in the roles I have held (journalist/storyteller, entrepreneur, C-suite executive), where I have worked (BBC, streetfootballworld, Spirit of Soccer, Oakland Roots SC) and my leadership style.
* I'm driven to build - from the inside out - in order to create, and work in, the type of purpose and people-led organizations that are necessary for today and the future (the third half, 17 Sport, Oakland Roots SC).
* I'm driven to connect, at scale and in creative ways, which has led me to the media, music, travel and sports as I explore ways to build community, inspire and move people to create change.

To date, I have co-founded two businesses and am currently the co-founder and Chief Purpose Officer of the USA's first purpose-driven sports club, responsible for improving performance across all aspects of the club - financial, people, sporting and impact.

My desire to dive deeper into what it takes to create sustainable and regenerative businesses based have seen me co-create one B-corp (the third half) and help build another (17 Sport).

As a BBC journalist, I traveled extensively around the world reporting on issues such as racism, crime, gender inequality and cultural conflict. As a non-profit executive in South Africa, and as a Strategic Adviser to a global non-profit using soccer to educate children in war zones about landmines and unexploded bombs, I gained first-hand experience of the consequences of structural social inequity, neoliberalism and the challenges of conventional solutions.

These experiences inspired me to seek out ways I could impact the world using my core skills and qualities; curiosity, creativity, empathy, storytelling and leadership.

I am inspired by the power and potential of sport to act as an agent of change and have experience working with properties including the FIFA World Cup, the UEFA European Championship, the Olympic Games, the NBA, the NFL, the English Premier League, Major League Soccer, the Football Association and numerous FIFA Member Associations, and in building a professional franchise in the USL Championship.

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Experience

Oakland Roots Sports Club
Co-founder and Chief Purpose Officer
October 2016 - Present (6 years 11 months)
San Francisco Bay Area

Oakland Roots SC / Oakland Soul SC is the first, Purpose-driven professional sports club in the United States, competing in the USL Championship. As Chief Purpose Officer I am responsible for creating and using our unique purpose to increase performance across all aspects of the organization. Key successes include:

- Co-founded professional sports franchise, led through pandemic into USL, helped build to $50M valuation in four years, dubbed 'coolest team in the USA' by 442 Magazine
- Member of Board of Directors responsible for oversight of organization's business strategy including revenue, operations, stadium and real estate
- Designed Purpose-focused commercial sponsorship strategy leading to one of largest sponsorship deals in the league
- Built organizational 'Purpose architecture' including Purpose, Mission, Vision, Values, Principles, DEI strategy, created Club's first Sustainability strategy and built and managed Community Advisory Board
- Co-created 'Nurtured Roots' holistic player development program focusing on alignment of purpose and performance for professional athletes including social justice education, mental health, vulnerability

- Led Community Impact strategy focusing on community health through training and equipping community coaches, increasing access to low and no-cost sports programming and creating safe places to play
- Led numerous organizational initiatives including; becoming the first US team to join the global Common Goal movement; helped catalyze Common Goal Anti-Racist Project; created community web3 engagement project
- Advised USL and other teams as member of USL Impact Committee, Gender Equity Committee and Anti Racism Committee (Roots won USL Anti-Racism Impact Award in 2021)
- Represented organization in public settings including live events and in the national and global media

Oakland Soul Sports Club
Co-founder and Chief Purpose Officer
March 2022 - Present (1 year 6 months)
San Francisco Bay Area

Oakland Roots SC / Oakland Soul SC is the first, Purpose-driven professional sports club in the United States, with Oakland Soul debuting in the USL W-League in 2023. As Chief Purpose Officer I am responsible for using purpose to increase performance across all aspects of the organization. Key successes include:

- Co-founded women's pre-professional franchise debuting in USL W-League in 2023
- Created women-led community engagement process
- Designed Purpose-focused commercial sponsorship strategy for Oakland Soul

17 Sport
Advisor
May 2020 - Present (3 years 4 months)
San Francisco Bay Area

Acted as Advisor and Chief Purpose Officer to the world's first 'sport impact agency', which specializes in developing innovative, purpose-focused business solutions for sports brands, properties and athletes.

the third half
Co-Founder and CEO
January 2015 - Present (8 years 8 months)
San Francisco Bay Area

Co-founder and CEO of the third half - a start-up, social enterprise (B-corp) adventure travel company that generates sustainable revenue for non-profit organizations in underserved communities around the world through organizing soccer-based adventure travel experiences. Success to date includes;

- Co-founding company and building to over $100k in revenue alongside my 'day job'
- Personally designed and led tours in Lesotho, South Africa, Peru, Ecuador, France, Tanzania and Colombia including delivery of educational curriculum
- Kept organization alive through global travel shutdown through rigorous expense management and securing emergency funding
- BBVA Momentum Social Enterprise Scholarship 2019
- Miller Center for Social Entrepreneurship Scholarship Award
- International Sports Agencies Association CSR Project of the Year 2017

Spirit of Soccer
Board Member
2007 - May 2021 (14 years)

Strategic Advisor supporting the global growth and operations of non-profit organization using soccer to educate children about landmines and explosive remnants of war in Iraq, Cambodia, Laos and Colombia. Managed multi-million dollar contracts with US Department of State and other donors. Focus on fundraising, grant writing and reporting marketing and regional operations.

streetfootballworld USA
11 years 8 months

Managing Director
January 2012 - March 2020 (8 years 3 months)

Managing Director of regional office of global non-profit organization responsible for fundraising, business development, overall organizational strategy, partnerships, advocacy.

Partnership Development
September 2010 - December 2011 (1 year 4 months)

Executive in regional office of global non-profit organization responsible for Business Development, Program Design, Partnerships (Sony, adidas, FIFA).
- Designed strategy for capacity-development of the organizations with Football for Hope's '20 Centres for 2010' campaign with a focus on communications development and the creation of community media 'hubs'

in disadvantaged communities as part of the social legacy of the 2010 FIFA World Cup South Africa.
- Led Project Management of 'Beyond Football', an international event focusing on football as a tool for social development taking place in Cape Town, December 2011.

Communications Manager
August 2008 - August 2010 (2 years 1 month)

Communications Manager for global non-profit organization focusing on strategic alliance with FIFA around 2010 FIFA World Cup in South Africa including;
- Implemented strategy during the 2010 FIFA World Cup at various high-level events including the Football for Hope Festival 2010 and '20 Centres for 2010', the Official Campaign of 2010 FIFA World Cup.
- Created and implemented the 'Siyakhona' media training programme in partnership with Sony – leveraged $500,000 investment from Sony to provide global digital photography training initiative in over 40 countries and creation of sustainable digital video hubs in South African townships, plus donation of equipment.

BBC Your Game
6 years 10 months

Director Of Communications
March 2006 - August 2008 (2 years 6 months)

- Conceptualised, designed and delivered nationwide festivals of football, music and youth culture in inner-city communities across the UK as part of a social inclusion programme created by the BBC.
- Worked with major funding and strategic partners such as the UK government, the Premier League, the Football Association, the Football Foundation, Barclays and a nationwide network of social inclusion organisations to access the most disadvantaged youth in the country.
- Created the 'Your Game All Star' programme which rewarded outstanding young leaders from disadvantaged communities and created opportunities for them to realise their potential.
- Developed the 'Your Game International' concept and delivered projects with All Stars from the UK in Namibia, Switzerland and Bosnia and took young leaders to meet the Prime Minister of Great Britain.

Journalist and Media Trainer
November 2001 - March 2006 (4 years 5 months)

- Reported for the BBC on television, radio and online covering social issues such as racism, hooliganism, urban deprivation, sexism, cultural conflict and exploitation and became a BBC expert in the role of football as a tool for social development, appearing on television panels and discussion programmes.
- Worked extensively overseas producing documentaries and reporting live in France, Germany, the Netherlands, Portugal, Italy, Mozambique, India, China, Japan, Korea, Egypt, Botswana, Kenya, South Africa, Ghana, Israel, UAE and others.
- Reported from major sporting events all over the world including the FIFA World Cup (2002, 2006), the Olympic Games (2004), the AFC Asian Cup (2004), African Cup of Nations (2005, 2008), UEFA European Championship (2008).
- Qualified BBC trainer who delivered media training workshops in radio and television journalism for young leaders in Kenya, Mozambique and Namibia.

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Education

Leeds Trinity and All Saints College
Post-graduate Diploma, Broadcast Journalism · (2001 - 2001)

University of Newcastle-upon-Tyne
BA, English Language and Literature · (1997 - 2000)